EXHIBIT 1



        FOR IMMEDIATE RELEASE                           JANUARY 22, 2002

                        BANCO COMERCIAL PORTUGUES ("BCP")
                 NET INCOME FOR 2001 UP 13% TO EUR 571.7 MILLION


(Lisbon, January 22, 2002): Banco Comercial Portugues (BCP, NYSE: BPC, BCPPRA) today reported a 13.1% growth in its consolidated net income to Euro 571.7 million in 2001. This increase already reflects non-recurring items related to the branch rationalization programme and a lower than anticipated appropriation of profits from Eureko.

Return on equity stood at 26.2% in 2001, compared to 27.7% in 2000. This performance reflected the Bank's share capital increase, which also affected the evolution of earnings per share, which amounted to 0.25 euros in 2001. Return on assets stood at 0.9%, in line with 2000.

------------------------------------------------------------------------------
              PROFITABILITY                     2001       2000       Change
                INDICATORS                                          2001/2000
------------------------------------------------------------------------------
  Net income                                   571.67     505.50       13.1%
     (Millions of euros)
  ROE                                           26.2%      27.7%         --
  ROA                                            0.9%       0.9%         --
  ROA before minority interests and
     pre-acquisition net income                  1.1%       1.2%         --
------------------------------------------------------------------------------

Commenting on the year's results, Mr. Jardim Goncalves, Chairman and CEO of Banco Comercial Portugues, noted: "2001 was an important landmark for Banco Comercial Portugues. We have successfully concluded the integration and domestic consolidation processes started in 2000, and also taken significant steps regarding our international strategy, increasing our involvement in our main operations abroad, namely Big Bank Gdanski, Eureko and NovaBank. The 13.1% increase in our net income and the achievement of a 26.2% return on equity within this particular context, in spite of a difficult economical framework, both at domestic and international levels, and of significant non-recurring charges, is particularly noteworthy. This clear sign of the Bank's strength and dynamism should be highlighted".

Consolidated net interest income amounted to Euro 1,352 million in 2001, up 7.9% from Euro 1,253 million in 2000. This performance was mainly attributable to the growth of business volumes, with the net interest margin standing at 2.6%, roughly the same level as 2000. Spreads on customers' business increased as the difference between average yields on customer loans and customer deposits went from 4.0% in 2000 to 4.2% in 2001. The careful monitoring of pricing conditions, notwithstanding continuing strong competition, and the benefits arising from a renewed commercial model led to this evolution.

     --------------------------------------------------------------------
                       OPERATING INDICATORS         2001        2000
     --------------------------------------------------------------------
      Net Interest Margin                           2.6%        2.6%
      Other Income / Total Income (1)
          - Domestic activity                      45.4%       49.0%
          - Total                                  44.7%       48.1%
      Operating Costs / Total Income (1)
          - Domestic activity                      53.6%       54.7%
          - Total                                  56.6%       56.4%
     --------------------------------------------------------------------

     (1) Excludes non-recurring transactions.

Other income, namely that related to brokerage, asset management and trading, reflected the performance of capital markets and events subsequent to the terrorist attacks on the US, on one hand, and the transfer of assets under management related to institutional portfolios to F&C, following the strengthening of BCP's partnership with Eureko, on the other. Fees on payment cards showed strong growth, nonetheless.

Net commissions totalled Euro 487 million, compared to Euro 575 million in 2000. We have witnessed a deeper level of involvement with customers, as cross-selling indicators in the SottoMayor network were brought close to the levels seen in other BCP networks, also profiting from the Group's improved commercial model. Commissions also benefited from a more adequate pricing of the Group's banking services, in accordance with the value perceived by customers.

Operating costs (staff costs, other administrative expenses and depreciation) amounted to Euro 1,384 million, roughly in line with the amount booked in 2000 (Euro 1,362 million). The rationalization programmes implemented following the acquisitions of Banco Mello and Banco Pinto & Sotto Mayor in 2000, following which headcount decreased by 4,523 people in 2000 and 2001, were paramount to this performance.

The impact of measures taken, which also included the rationalization of the Group's branch network and the centralisation of several support units in ServiBanca, has compensated for the increase in expenses related to the growth of the Group's activity abroad, to the promotion of the Group's offer and to revamping and repositioning the Group's brands, specifically SottoMayor. Efficiency has seen sustained improvement from 2000, as cost to income stood at 56.6% (56.4% in 2000, on a comparable basis). Excluding the Group's business abroad, cost to income was 53.6%, a sharp improvement from 54.7% in 2000.

Loans to customers totalled Euro 42,938 million at December 31, 2001, 4.4% up from Euro 41,113 million at year-end 2000. The increase in loans was influenced by the securitisation of mortgages and consumer loans that took place during the year, but also by the cautious concentration on lower risk customers and by the reduction of several large exposures arising from the consolidation of the loan portfolios of the banks acquired in 2000.

Total customers' funds stood at Euro 49,068 million at the end of 2001, increasing 3.1% from the amount at December 31, 2000, net of assets whose management was transferred to F&C, as referred to above. Deposits benefited from the effectiveness of commercial networks in placing products bearing tax benefits and from the increase in salary-payment accounts, reflecting increased customer loyalty. Securities and capitalisation insurance also increased, as a result of the Group's increased offer on bond loans for the retail market and of the effectiveness of the efforts to sell unit linked products. The growth of these areas has compensated for the impact of the performance of capital markets, which could be seen particularly in the evolution of equity unit trusts.

     ----------------------------------------------------------------------
                 ACTIVITY
                INDICATORS              31 Dec.      31 Dec.      Change
         (Millions of euros)             2001         2000      2001/2000
     ----------------------------------------------------------------------
       Total Assets                     62,961       61,979        1.6%
       Total Customers' Funds (1)       49,068       47,610        3.1%
       Loans to Customers               42,938       41,113        4.4%
       Own Funds (2)                     6,294        4,609       36.6%
     ----------------------------------------------------------------------

     (1) Amounts Due to Customers (including securities), Assets Under Management and Capitalisation Insurance. Excludes the business transferred to F&C.

     (2)  Shareholders' Equity, Preference Shares and Subordinated Debt.

The careful criteria that have governed the Group's analysis and granting of loans was reflected in low levels of default, that were also influenced by the securitisation transactions that took place during the year. Past due loans accounted for 1.7% of total loans at year-end 2001 (1.3% at the end of 2000), while provision charges for the year contributed to the maintenance of high levels of provision coverage: 146.3% at December 31, 2001 (172.8% at year-end
2000).

  --------------------------------------------------------------------------
                     LOAN QUALITY INDICATORS            31 Dec.    31 Dec.
                                                         2001        2000
  --------------------------------------------------------------------------
   Loans more than 90 days overdue/Total loans            1.4%        1.1%
   Total overdue loans/Total loans                        1.7%        1.3%
   Provisions/Loans more than 90 days overdue           169.6%      213.0%
   Provisions/Total overdue loans                       146.3%      172.8%
  --------------------------------------------------------------------------

The strengthening of own funds during 2001 led to the maintenance of adequate solvency indicators, more than compensating for the impact of business growth. The consolidated solvency ratio, estimated in accordance with the rules of the Bank of Portugal, stood at 8.3% at the end of 2001 (8.1% at year-end 2000), while according to BIS principles it is estimated to have stood at 9.3% (tier one: 6.5%), compared to 9.2% at December 31, 2000 (tier one: 7.1%).

Banco Comercial Portugues' Senior Board today agreed with the proposal for the appropriation of profits that the Board of Directors will present to the General Shareholder's Meeting on March 18, 2002. This proposal establishes a dividend per share of 0.15 euros, the same level as for the past two years.

--------------------------------------------------------------------------------
             PROPOSAL FOR                         2001        2000       Change
     THE APPROPRIATION OF PROFITS                                      2001/2000
--------------------------------------------------------------------------------
  Net Income (Millions of euros)                 571.67      505.50      13.1%
  Dividends (Millions of euros)                  349.01          --        --
  Charge of reserves for share attribution
         (Millions of euros)                         --      315.23        --
  Dividend per share (stock)                                   0.15        --
  Dividend per share (cash)                        0.15                    --
  Dividend pay-out / Stock dividend               61.1%       62.4%
--------------------------------------------------------------------------------

"The activity of Banco Comercial Portugues since its foundation has been driven by the creation of Shareholder value, as has been clearly acknowledged by the market. BCP's stock has returned an annualised yield, including dividends, in excess of 20% from 1995 to 2001, thus strongly outperforming not only its domestic peers, but also the main banking and regional indexes, such as the PSI 20 and the Eurostoxx 50. BCP's growing involvement in the management of the main international projects in which it has a stake and the new domestic commercial model, the implementation of which was made possible by the conclusion of the integration processes, are crucial to the development of the Bank in this new phase of its activity. They bring together the benefits of the leadership we have achieved domestically and the potential for growth and profitability of our international operations", Mr. Jardim Goncalves concluded.

                            BANCO COMERCIAL PORTUGUES

           Consolidated Balance Sheet as at 31 December, 2001 and 2000


                                                                      2001                2001                2000
                                                                 -------------       -------------       -------------
                                                             (Millions of Escudos)          (Thousands of Euros)
Assets

Cash and deposits at central banks                                     365,272           1,821,968           1,304,509
Loans and advances to credit institutions
   Repayable on demand                                                 276,686           1,380,102           1,284,103
   Other loans and advances                                            852,230           4,250,907           5,625,206
Loans and advances to customers                                      8,608,359          42,938,314          41,113,230
Securities                                                             957,059           4,773,792           5,657,824
Treasury stock                                                           1,802               8,986             128,875
Investments                                                            536,391           2,675,506           2,674,107
Intangible assets                                                       27,115             135,251              95,838
Tangible assets                                                        262,921           1,311,444           1,240,768
Other debtors                                                          257,811           1,285,956             941,062
Prepayments and accrued income                                         476,843           2,378,482           1,913,482
                                                                 -------------       -------------       -------------
                                                                    12,622,489          62,960,708          61,979,004
                                                                 =============       =============       =============

Liabilities

Amounts owed to credit institutions
   Repayable on demand                                                  80,930             403,676             488,517
   With agreed maturity date                                         2,559,257          12,765,519          16,024,210
Amounts owed to customers
   Repayable on demand                                               2,548,788          12,713,301          12,063,972
   With agreed maturity date                                         3,353,613          16,727,749          16,856,249
Debt securities                                                      2,148,945          10,718,889           8,421,991
Other liabilities                                                      161,710             806,609             522,756
Accruals and deferred income                                           297,274           1,482,793           1,988,815
Provision for liabilities and charges                                  185,282             924,182             938,055
Subordinated debt                                                      578,108           2,883,598           1,572,984
                                                                 -------------       -------------       -------------
        Total Liabilities                                           11,913,907          59,426,316          58,877,549
                                                                 -------------       -------------       -------------

Shareholders' Equity

Share capital                                                          466,464           2,326,715           2,101,563
Share premium                                                          143,385             715,203             170,130
Reserves and retained earnings                                        (171,360)           (854,742)           (451,187)
                                                                 -------------       -------------       -------------
        Total Shareholders' Equity                                     438,489           2,187,176           1,820,506
                                                                 -------------       -------------       -------------

Minority interests                                                      24,758             123,491              65,195
Minority interests in preference shares                                245,335           1,223,725           1,215,754
                                                                 -------------       -------------       -------------
        Total Minority Interests                                       270,093           1,347,216           1,280,949
                                                                 -------------       -------------       -------------
                                                                    12,622,489          62,960,708          61,979,004
                                                                 =============       =============       =============

                            BANCO COMERCIAL PORTUGUES

                        Consolidated Statement of Income
                 for the years ended 31 December, 2001 and 2000

                                                                        2001             2001             2000
                                                                   ------------     ------------     ------------
                                                               (Millions of Escudos)     (Thousands of Euros)
Interest income                                                         680,942        3,396,524        3,044,807
Interest expense                                                        409,919        2,044,666        1,792,223
                                                                   ------------     ------------     ------------
          Net interest income                                           271,023        1,351,858        1,252,584
Provision for loan losses                                                41,796          208,478          235,090
                                                                   ------------     ------------     ------------

          Net interest income after
             provision for loan losses                                  229,227        1,143,380        1,017,494
                                                                   ------------     ------------     ------------

Other operating income

     Income from securities                                              28,069          140,007          185,300
     Commissions                                                        113,675          567,010          639,628
     Profit arising from trading activity                               104,302          520,255          728,213
     Other income                                                        70,374          351,026          370,637
     Gains on sale of shares of subsidiaries
        and associated companies                                             --               --           30,195
                                                                   ------------     ------------     ------------
                                                                        316,420        1,578,298        1,953,973
                                                                   ------------     ------------     ------------

Other operating expenses

     Commissions                                                         15,981           79,714           64,571
     Losses arising from trading activity                                72,953          363,886          513,476
     Staff costs                                                        145,822          727,358          743,920
     Other administrative costs                                         102,052          509,034          475,231
     Depreciation                                                        29,649          147,891          142,955
     Other provisions                                                     2,362           11,781          142,915
     Other expenses                                                      13,958           69,620           80,157
                                                                   ------------     ------------     ------------
                                                                        382,777        1,909,284        2,163,225
                                                                   ------------     ------------     ------------
          Income before income taxes                                    162,870          812,394          808,242
Income taxes                                                            (16,932)         (84,455)        (129,698)
                                                                   ------------     ------------     ------------
          Net income                                                    145,938          727,939          678,544
Minority interests                                                      (18,096)         (90,265)         (66,879)
                                                                   ------------     ------------     ------------
          Net income                                                    127,842          637,674          611,665
Extraordinary cost                                                      (13,232)         (66,002)              --
Pre-acquisition net income                                                   --               --         (106,167)
                                                                   ------------     ------------     ------------
          Net income for the period attributable to the Bank            114,610          571,672          505,498
                                                                   ============     ============     ============

                           BANCO COMERCIAL PORTUGUES
                        CONSOLIDATED STATEMENT OF INCOME

                       (Amounts expressed in EUR million)

====================================================================================
                                                          Accumulated
------------------------------------------------------------------------------------
                                                  VAR.      31/12/01       31/12/00
------------------------------------------------------------------------------------
Interest income                                  11.6%    3,396,524.3    3,044,806.9
Interest expense                                 14.1%    2,044,666.0    1,792,223.3
                                               -------------------------------------
  Net interest income                             7.9%    1,351,858.3    1,252,583.6
Provision for possible loan losses              -11.3%      208,478.0      235,090.1
                                               -------------------------------------
  Net interest income after
   provision for possible loan losses            12.4%    1,143,380.3    1,017,493.5
                                               -------------------------------------
Other operating income:

  Income from securities                        -24.4%      140,006.9      185,300.0
  Commissions                                   -11.4%      567,010.4      639,627.6
  Profit arising from trading activity          -28.6%      520,255.0      728,213.1
  Other income                                   -5.3%      351,026.3      370,636.9
  Gains on sale of shares of
   subsidiaries                                                             30,194.7
                                               -------------------------------------
                                                -19.2%    1,578,298.6    1,953,972.3
                                               -------------------------------------
Other operating expenses

  Commissions                                    23.5%       79,714.4       64,570.5
  Losses arising from trading activity          -29.1%      363,886.3      513,476.3
  Staff costs                                    -2.2%      727,358.1      743,919.8
  Other administrative costs                      7.1%      509,033.9      475,231.4
  Depreciation                                    3.5%      147,890.7      142,954.5
  Other provisions                              -91.8%       11,781.6      142,914.9
  Other expenses                                -13.1%       69,620.6       80,157.1
                                               -------------------------------------
                                                -11.7%    1,909,285.6    2,163,224.5
                                               -------------------------------------
  Income before income taxes                      0.5%      812,393.3      808,241.3

Income taxes                                    -34.9%       84,454.8      129,697.6
                                               -------------------------------------
  Net income after taxes                          7.3%      727,938.5      678,543.7

Minority interests                               35.0%       90,264.6       66,877.0
                                               -------------------------------------
  Recurring net income                            4.3%      637,673.9      611,666.7

Restructuring costs                                          66,001.9
Pre-acquisition net income                                                 106,169.1
                                               -------------------------------------
  Net income attributable to the Bank            13.1%      571,672.0      505,497.6
------------------------------------------------------------------------------------
Number of shares (Average)                       46.4%      2,272,728      1,551,984

Earnings per share in Euros                     -22.8%           0.25           0.33
====================================================================================

=====================================================================================================================
                                                                             Quarterly
---------------------------------------------------------------------------------------------------------------------
                                                31/12/01       30/09/01       30/06/01       31/03/01       31/12/00
---------------------------------------------------------------------------------------------------------------------
Interest income                                 824,519.9      850,644.2      869,374.9      851,985.3      831,336.9
Interest expense                                485,853.1      507,222.0      528,678.6      522,912.3      515,633.3
                                               ----------------------------------------------------------------------
  Net interest income                           338,666.8      343,422.2      340,696.3      329,073.0      315,703.6
Provision for possible loan losses               48,304.3       55,284.7       54,434.2       50,454.8       58,039.8
                                               ----------------------------------------------------------------------
  Net interest income after
   provision for possible loan losses           290,362.5      288,137.5      286,262.1      278,618.2      257,663.8
                                               ----------------------------------------------------------------------
Other operating income:

  Income from securities                        -32,464.5       40,945.8       85,978.3       45,547.3       38,223.8
  Commissions                                   145,393.1      142,721.1      140,308.6      138,587.6      166,693.3
  Profit arising from trading activity          157,692.5      107,162.7      130,720.4      124,679.4      241,873.6
  Other income                                   96,823.1       87,852.0       82,674.7       83,676.5      139,673.7
  Gains on sale of shares of
   subsidiaries
                                               ----------------------------------------------------------------------
                                                367,444.2      378,681.6      439,682.0      392,490.8      586,464.4
                                               ----------------------------------------------------------------------
Other operating expenses

  Commissions                                    21,443.9       19,998.1       18,042.9       20,229.5       18,271.0
  Losses arising from trading activity          111,938.3       66,344.3       93,468.8       92,134.9      173,085.1
  Staff costs                                   182,968.0      178,686.1      184,132.0      181,572.0      178,330.7
  Other administrative costs                    123,067.9      134,891.7      133,159.8      117,914.5      121,211.0
  Depreciation                                   42,073.3       36,431.9       31,782.9       37,602.6       36,223.3
  Other provisions                                3,799.0        5,021.3        2,739.3          222.0       90,633.1
  Other expenses                                 19,335.9       16,695.6       17,787.9       15,801.2       19,129.1
                                               ----------------------------------------------------------------------
                                                504,626.3      458,069.0      481,113.6      465,476.7      636,883.3
                                               ----------------------------------------------------------------------
  Income before income taxes                    153,180.4      208,750.1      244,830.5      205,632.3      207,244.9

Income taxes                                     13,020.3       23,400.6       26,679.0       21,354.9       32,547.4
                                               ----------------------------------------------------------------------
  Net income after taxes                        140,160.1      185,349.5      218,151.5      184,277.4      174,697.5

Minority interests                               18,340.1       23,249.1       24,617.8       24,057.6      -19,152.6
                                               ----------------------------------------------------------------------
  Recurring net income                          121,820.0      162,100.4      193,533.7      160,219.8      193,850.1

Restructuring costs                              66,001.9
Pre-acquisition net income                                                                                    4,130.0
                                               ----------------------------------------------------------------------
  Net income attributable to the Bank            55,818.1      162,100.4      193,533.7      160,219.8      189,720.1
---------------------------------------------------------------------------------------------------------------------
Number of shares (Average)                      2,326,715      2,326,715      2,325,462      2,109,035      2,051,717

Earnings per share in Euros                          0.02           0.07           0.08           0.08           0.09
=====================================================================================================================